OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	US DISTRICT COURT CASE NO. 1:16-CV-07057-KAM-RLM
MATTER DETAIL:	ON JANUARY 14, 2014, THE UNITED STATES DEPARTMENT OF JUSTICE (DOJ) SERVED A SUBPOENA ON BARCLAYS BANK PLC AND ITS AFFILIATES, SEEKING DOCUMENTS RELATING TO BARCLAYS' LEGACY RESIDENTIAL MORTGAGE-BACKED SECURITIES (RMBS) BUSINESS. THE INVESTIGATION IS PART OF THE WIDELY PUBLICIZED RMBS WORKING GROUP, A COMPONENT OF PRESIDENT OBAMA'S FINANCIAL FRAUD ENFORCEMENT TASK FORCE, ORGANISED IN 2009. ON DECEMBER 22, 2016, THE DOJ FILED A CIVIL COMPLAINT IN FEDERAL COURT IN NEW YORK ALLEGING THAT BARCLAYS AND TWO FORMER EMPLOYEES MADE FALSE STATEMENTS ABOUT THE QUALITY OF MORTGAGES PACKAGED INTO APPROXIMATELY US$31BN WORTH OF RESIDENTIAL MORTGAGE-BACKED SECURITIES PRIOR TO THE FINANCIAL CRISIS. THE MATTER HAS BEEN SETTLED FOR US$2,002M. PAYMENT WAS MADE ON APRIL 20, 2018. A NOTICE OF DISMISSAL WITH PREJUDICE WAS ENTERED BY THE COURT ON APRIL 23, 2018.
FILED BY:	HUMAYUNA1
FILED ON:	5/21/2018 2:53:17 PM

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